August 3, 2007

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549-0406

Attention:              Mr. Stephen Krikorian

Accounting Branch Chief

Re:          Avocent Corporation
Form 8-K Filed January 25, 2007, March 1, 2007
and April 18, 2007
File No. 000-30575

Dear Mr. Krikorian:

Avocent Corporation (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated July 11, 2007 and received by us on July 17, 2007 (the “Comment Letter”) relating to the above referenced filings.  For your convenience, we have repeated the two comments contained in the Comment Letter below in italicized, bold type before our response.

1.             “Please refer to prior comment number 5.  We have reviewed your response concerning the non-GAAP operating statement columnar format.  We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented.  Consequently, we believe it should be removed.”

Company Response:

We have reviewed Item 10 of Reg. S-K, Section II.A.2 of SEC Release 33-8176 regarding non-GAAP measures, and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8 and understand the Staff’s concern with respect to conveying undue prominence to non-GAAP financial statements and creating the impression these statements were prepared under a comprehensive set of accounting rules.

Taking into account the Staff’s stated concerns, we have prepared a revised format for our disclosure of non-GAAP financial measures as illustrated on attached Exhibit A, “Consolidated Statement of Income and Reconciliation to Non-GAAP Operational Measures for the Quarter

Ended June 29, 2007.”  We feel this provides clear prominence to the GAAP Statement of Income while also meeting the clarity requests from our investors related to the reconciliation from GAAP to Non-GAAP financial measures used by Avocent’s management and Board of Directors to evaluate our performance and manage our operations.

We would like to re-emphasize the importance to our investors of our reconciliation and its clear format mentioned in our previous response.  As detailed in that response, beginning with the merger of Apex Inc. and Cybex Computer Products Corporation in 2000, which was accounted for as an acquisition of Cybex by Apex and resulted in the formation of Avocent, investors and analysts requested the type of information we are providing in the referenced Forms 8-K.  They stated that in order to understand the operations of the Company and evaluate Avocent’s financial results, they needed the information summarized in a form to exclude items such as the effects of intangibles from acquisition and other non-cash type items.

Since that date, we have been using this format to provide the investment community what they requested to adequately evaluate our financial results.  This format was updated with our adoption of SFAS 123R to provide a separate column with stock-based compensation incurred by income statement line item as investors and analysts also wanted to know how this expense affected each caption of our income statement.  Many of our investors regularly request this type of operational information as they want to understand our underlying operating results excluding the effects of stock-based compensation and purchase accounting and our ability to generate operating cash flows.  Furthermore, the sell-side analysts currently covering Avocent analyze, model and forecast our financial results on this basis and continue to request this financial data from us.  Providing this information in this format with our earnings releases and associated forms 8-K, facilitates Regulation FD compliance and ensures that we provide equal access to this financial data to all investors.

Because our stock-based compensation expense and the adjustments resulting from the impacts of purchase accounting from our many acquisitions affect multiple lines in our consolidated income statement, our investors have requested that we provide a detailed line by line reconciliation of our operational measures.  We have received very positive feedback from investors and analysts on this level of detail and reconciliation because it allows them to better understand our results, the impact of our acquisitions, our resulting cost base, and our ability to generate cash flows.

Avocent management uses the non-GAAP operational income statement for its own internal review of financial performance.  For example, the operational statements are used extensively in materials presented to both our Board of Directors and Audit Committee on a quarterly basis.  We also base targets on our operational measures for certain employee bonus and restricted stock unit award programs.   In addition, we use the operational financial data to evaluate our divisional results and allocate capital within our businesses.  This columnar format further facilitates the reconciliation of our segment results to our consolidated GAAP results.

2.             “Please refer to prior comment number 6.  Your enhanced disclosure does not address all of the non-GAAP financial measures included in your filings.  For example, your non-GAAP Condensed Consolidated Statements of Income include non-GAAP financial measures including non-GAAP Gross Profit, non-GAAP Operating income, and non-GAAP Income before provision for income taxes which don’t appear to be addressed in your enhanced disclosure.  As previously stated, detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure.”

Company Response:

Pursuant to the Staff’s request, our future filings will include the revised enhanced disclosure that addresses the considerations set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  We supplementally provide to the Staff in attached Exhibit B an example of such revised enhanced disclosure.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (256) 217-1301 with any questions or comments regarding this letter.  Should the Staff have any questions or comments on our response or the attachments referred to within, we would request a  meeting to further explain our responses and the reasons we believe they are important to our investors.  Thank you for your assistance.

Respectfully submitted,

Avocent Corporation

By:/s/ Edward H. Blankenship
Edward H. Blankenship
Senior Vice President of Finance and
Chief Financial Officer

cc:           Jason Niethamer, Securities and Exchange Commission

Samuel F. Saracino, Avocent Corporation

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati

Exhibit A

AVOCENT CORPORATION

Consolidated Statement of Income and Reconciliation to Non-GAAP Operational Measures for the Quarter Ended June 29, 2007

(Unaudited, in thousands, except per share data)

	GAAP	Reconciliation to Non-GAAP Operational Measures
	Consolidated				Non-GAAP
	Statement of Income	Stock Compensation *	Adjustments **		Operational Measures

Net sales	$150,225		$495	(3)	$150,720
Cost of sales	55,143	$(301)	(2,767	)(1)	52,075
Gross profit	95,082	301	3,262		98,645

Research and development expenses	21,189	(1,391)	—		19,798
Selling, general and administrative expenses	52,442	(3,411)	(12	)(2)	49,019
Amortization of intangible assets	7,581	—	(7,581	)(1)	—
Operating income	13,870	5,103	$10,855		29,828

Other income (expense), net	(1,349)	—	—		(1,349)
Income before income taxes	12,521	5,103	10,855		28,479

Provision (benefit) for income taxes	(2,479)	1,228	8,596	(4)	7,345
Net income	$15,000	$3,875	$2,259		$21,134

Earnings per share:
Basic	$0.30				$0.42
Diluted	$0.29				$0.41

Weighted average shares and common equivalents outstanding:
Basic	50,476
Diluted	51,158

* Stock Compensation relates to expensing of stock options, restricted stock units, and performance shares.  Avocent adopted SFAS 123R effective January 1, 2006 and began recording expense related to outstanding unvested stock options on that date as well as on subsequent equity compensation grants.

** Adjustments related to:

(1)  Amortization of intangibles set up through purchase accounting.

(2)  Depreciation of the step-up in basis for certain fixed assets through purchase accounting.

(3)  Amortization of fair value adjustments to deferred revenue at acquisition required by purchase accounting.

(4)  Tax effects of the above points plus a $6.5M benefit in the three months ended June 29, 2007 from establishing a deferred tax asset associated with in-process research and development costs previously expensed through purchase accounting that are now deductible for tax purposes.

Exhibit B

Discussion of Non-GAAP Financial Measures

To supplement Avocent’s consolidated financial statements presented in accordance with GAAP, we present investors with certain non-GAAP operational measures, including net sales, gross profit, operating expenses, and the resulting operating income, income before taxes  operational net income, and operational earnings per share, all of which primarily exclude the effects of amortization and depreciation related to purchase accounting adjustments, stock-based compensation and acquired in-process research and development expenses.  Specifically, we used the following non-GAAP measures:

•      The non-GAAP net sales operational measure consists of net sales increased by the pro-forma amortization of deferred revenue of LANDesk at the date of acquisition which was reduced to estimated fair value pursuant to purchase accounting under GAAP.

•      The non-GAAP gross profit operational measure consists of the non-GAAP net sales operational measure described above, less cost of sales excluding the impact of stock-based compensation and amortization related to purchase accounting adjustments as they relate to cost of sales.

•      The non-GAAP operating expense operational measure consists of GAAP operating expenses, excluding the impact of stock-based compensation and amortization and depreciation related to purchase accounting adjustments as they relate to the particular operating expense.

•      The non-GAAP operating income operational measure consists of GAAP operating income adjusted for the non-GAAP operational measures described above.

•      The non-GAAP income before taxes operational measure consists of GAAP income before taxes adjusted for the non-GAAP operational measures described above.

•      The non-GAAP net income operational measure consists of GAAP net income, adjusted by the non-GAAP operational measures described above and the tax effects of these non-GAAP operational measures, less the removal of a $6.5 million income tax benefit related to previously expensed in-process research and development costs that are now deductible for tax purposes.

•      The non-GAAP earnings per share operational measure is calculated by dividing the non-GAAP net income operational measure described above by GAAP weighted average basic and diluted shares outstanding.

We believe that excluding depreciation and amortization associated with purchase accounting adjustments as well as the tax impact of certain purchase accounting elections for prior acquisitions provides supplemental information and an alternative presentation useful to investors’ understanding Avocent’s core operating results and trends between periods.  Not only are these depreciation and amortization and tax impact adjustments based on amounts assigned in purchase accounting that may have little bearing on present or future replacement costs, but they also are based on management’s estimates of remaining useful lives.

Similarly, we believe that excluding stock-based compensation expense provides supplemental information and an alternative presentation useful to investors’ understanding of the Company’s core operating results and trends, especially when comparing those results on a consistent basis to results for previous periods and anticipated results for future periods.

We also believe that, in excluding stock-based compensation expense and depreciation and amortization associated with purchase accounting adjustments (together with the related tax effects), our non-GAAP financial measures provide investors with transparency into the information and basis used by management and our board of directors to measure and forecast our results of operations, to compare on a consistent basis our results of operations for the current period to that of prior periods, to compare our results of operations on a more consistent basis against that of other companies in making financial and operating decisions, and to establish targets for management incentive compensation.

Avocent believes that the presentation of non-GAAP operational measures of net sales, gross profit, operating expenses, and the resulting operating income, income before taxes, operational net income, and operational earnings per share provide important supplemental information to management and investors regarding financial and business trends relating to the company’s financial condition and results of operations.  These non-GAAP operational measures have historically been used as key performance metrics by Avocent’s senior management as they evaluate both the performance of the consolidated financial results as well as those of individual business segments.  These non-GAAP operational measures are reviewed individually as well as in total in measuring our performance against internal and external expectations for the period and the expectations for such key non-GAAP operational measures are the basis for any financial guidance provided by management for future periods.  Avocent believes that the presentation of each of these operational measures provides important supplemental information regarding financial and business trends relating to the Company’s financial condition and results of operations.  Management believes that the use of each of these non-GAAP financial measures provides enhanced consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP results.  We provide this information to investors to enable them to perform additional analyses of past, present and future operating performance, compare us to other companies, and evaluate our ongoing financial operations.

We believe that each of these operational measures is useful to investors in their assessment of our operating performance and the valuation of our company.  Adjusted net sales, gross profit, operating expenses, and the resulting operating income, income before taxes, operational net income, and operational earnings per share are significant measures used by management for:

•      Reporting our financial results and forecasts to our board of directors;

•      Evaluating the operating performance of our company;

•      Managing and comparing performance internally across our businesses and externally against our peers; and

•      Establishing internal operating targets.

These non-GAAP operational measures, including net sales, gross profit, operating expenses, and the resulting operating income, income before taxes,  operational net income, and operational earnings per share are used by Avocent as broad measures of financial performance that encompass our operating performance, cash, capital structure, investment management, and income tax planning effectiveness.  These operational measures are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  These operational measures have limitations in that they do not reflect all of the costs or reductions to revenues associated with the operations of our business as determined in accordance with GAAP.  In addition, these operational measures may not be comparable to non-GAAP financial measures reported by other companies.  As a result, one should not consider these measures in isolation or as a substitute for analysis of Avocent’s results as reported under GAAP.  We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis, prominently disclosing GAAP results and providing reconciliations from GAAP results to operational measures.  We expect to continue to incur expenses similar to the non-GAAP adjustments described above, and the exclusion or inclusion of these items from our non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent.  Some of the limitations in relying on our non-GAAP financial measures are:

•      The non-GAAP net sales operational measure is a measure which we have defined for internal and investor purposes.  A further limitation associated with this measure is that it includes certain revenues and the related impact on non-GAAP gross profit, operating income, income before taxes, net income, and earnings per share operational measures that impact our GAAP based measures.

•      The non-GAAP gross profit, operating expense, operating income, income before taxes, net income, and earnings per share operational measures are limited in that they do not include the impact of stock-based compensation expense or specific costs and benefits associated with certain purchase accounting adjustments.

We compensate for these limitations by prominently disclosing the reported GAAP results and providing investors with detailed reconciliations from GAAP to the non-GAAP measures in the financial tables of our earnings press release for the relevant periods.